Exhibit (d)(2)(i)

EXPENSE LIMITATION AGREEMENT

This agreement is made as of the 18th day of November, 2011 by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the “Fund”), and MANNING & NAPIER ADVISORS, LLC, a Delaware Corporation (the “Advisor”), with respect to the following:

WHEREAS, the Advisor serves as the investment advisor to certain series of the Fund (each, a “Series”), as listed on Schedule A, pursuant to an Investment Advisory Agreement dated December 17, 2007 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund and the Advisor desire to enter into a contractual fee waiver arrangement beginning on the date of this Agreement and ending on February 28, 2013.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1. The Advisor agrees to waive its fee and/or reimburse expenses so that each Series total annual fund operating expenses, exclusive of distribution and services fees, does not exceed the “Expense Limitation” for such Series as set forth on Schedule A for the period beginning on the date of this Agreement and ending on February 28, 2013.

2. This Agreement will remain in effect until February 28, 2013, with respect to each of the Series, as listed on Schedule A. This Agreement cannot be terminated prior to such time by the Advisor without the approval by the Fund’s Board of Directors

3. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”) shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

4. This Agreement may be amended only by a written instrument signed by each of the parties hereto. Schedule A may not be amended to increase the Series’ Expense Limitation unless such amendment is authorized by the Fund’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER FUND, INC.
On behalf of each of its Series listed on Schedule A hereto

by:	/s/ B. Reuben Auspitz

By:	B. Reuben Auspitz

Title:	President

MANNING & NAPIER ADVISORS, LLC

by:	/s/ Michelle Thomas

By:	Michelle Thomas

Title:	Corporate Secretary

SCHEDULE A

Series	Expense Limitation

Non-Us Equity Select Series Class I	0.85%
Non-Us Equity Select Series Class S	0.85%
U.S. Equity Select Series Class I	0.85%
U.S. Equity Select Series Class S	0.85%
Global Select Series Class I	0.85%
Global Select Series Class S	0.85%